PUBLIC

SECU 11018450 SION

SEC MAIL RECEIVED MAR 01 2011 WASH., D.C. 211

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Embarcadero Center, Suite 200
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd. Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Desiderio G. Co Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Partners LLC, as of February 28, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KAREN E. SMITH
COMM. #1731588
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES APRIL 13, 2011

Signature

Partner

Title

Karen E. Smith

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 11 by Desiderio G. Co, Jr.,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Karen E Smith

Signature

(Notary seal)

KAREN E. SMITH
COMM. #1731588
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES APRIL 13, 2011

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date 2/28/11

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

PRESIDIO PARTNERS LLC

FINANCIAL STATEMENT

DECEMBER 31, 2010

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants

TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Presidio Partners LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Presidio Partners LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Presidio Partners LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP
ARMANINO McKENNA LLP

San Jose, California
February 25, 2011

An independent firm associated with
MOORE STEPHENS

PRESIDIO PARTNERS LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Assets	
Cash and cash equivalents	$ 52,329
Receivables, net	849,966
Due from affiliate	24,350
Other assets	13,297
Total assets	$ 939,942

MEMBER'S EQUITY

Total member's equity	$ 939,942

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Accounting Policies

Nature of business

Presidio Partners LLC (the "Company") is a Delaware limited liability company formed on April 24, 2003. The Company is a single member limited liability company wholly owned by Presidio Equity Partners LLC. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placement agent and consulting services to real estate-related companies.

Substantially all of the assets and liabilities of the Company were acquired by MIHI LLC effective November 17, 2010. MIHI LLC acquired 100% of the equity interests held by Presidio Equity Partners LLC. Following the acquisition, the Company's operations were limited primarily for the purposes of collection of legacy accounts receivable balances and execution of legacy engagements that will be transferred to MIHI LLC.

In anticipation of the sale of the Company to MIHI LLC, the Company transferred assets totaling $1,821,085 to Presidio Equity Partners LLC in October 2010. The assets transferred represented the Company's investment in a real estate partnership and the related capital call receivable balance as of the date of the transfer.

Revenue recognition and concentrations

Commissions and consulting fees are recognized as earned when all the services are performed according to terms of the contracts. Interest on receivables is recognized in the period due. In 2010, the Company derived a substantial portion of its revenue from five major customers. Major customers are defined as those customers providing 5% or more of revenue. These major customers accounted for effectively 100% of total revenue for the year ended December 31, 2010.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with commercial banks and in money market accounts. The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Receivables

Receivables consist of commissions and consulting fees receivable from clients and reimbursements for out-of-pocket expenses receivable from clients. Receivables are generally payable over a period of two or three years and may carry an interest rate based on LIBOR. Receivables are periodically evaluated for collectability based on past credit history with clients.

1. Nature of Business and Summary of Accounting Policies (continued)

Receivables (continued)

At December 31, 2010, management did not consider an allowance necessary as all balances were considered collectible. Receivables due from three customers represented approximately 96% of the total receivable balance as of December 31, 2010.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture and office equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

In connection with the sale of the Company in November 2010, the Company wrote-off its fixed assets balance net of accumulated depreciation.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. LLC fees levied at the state level are immaterial and are not separately stated in the financial statements. The Company has evaluated its current tax positions and has concluded that as of December 31, 2010, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Business and Summary of Accounting Policies (continued)

Foreign currencies

At December 31, 2010, the Company had receivables of $530,171 denominated in foreign currency. The Company does not currently enter into forward exchange contracts to hedge exposures to foreign currency.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2010, the Company had no assets or liabilities that required fair value measurement, other than the receivables denominated in foreign currency (see Note 2).

Subsequent events

The Company has evaluated subsequent events through February 25, 2011, the date the financial statements were available to be issued.

2. Fair Value Disclosures

The following table reflects the Company's assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Receivables denominated in foreign currency	$ -	$530,171	$ -	$530,171
Total	$ -	$530,171	$ -	$530,171

2. Fair Value Disclosures (continued)

The following methods and assumptions were used to estimate the fair value of assets:

(a) Receivables denominated in foreign currency valued based on quoted market exchange rates and collectability based on past credit history with clients.

3. Commitments and Contingencies

During fiscal 2010, the Company leased two office premises located in San Francisco and Chicago. In connection with the sale of the Company in November 2010 (see Note 1), the Company's lease agreements were novated to the acquiring entity.

4. Employee Benefit Plan

The Company maintains a profit sharing plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax-deferred basis. The Company contributes to the plan at the discretion of the managing member. The plan was terminated following the sale of the Company (see Note 1).